Exhibit 99.1

Granite Announces Renewal of Normal Course Issuer Bid

TORONTO--(BUSINESS WIRE)--May 19, 2021--Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN / NYSE: GRP.U) (“Granite REIT” and “Granite GP”, and, collectively “Granite”) today announced the acceptance by the Toronto Stock Exchange (the “TSX”) of Granite GP’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite GP proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units (the “Stapled Units”) (each Stapled Unit consisting of one trust unit of Granite REIT and one common share of Granite GP), being approximately 10% of Granite’s public float of Stapled Units as of May 17, 2021. As of May 17, 2021, Granite had not purchased any Stapled Units on the open market pursuant to a previous notice of intention to conduct a NCIB, under which Granite sought and received approval from the TSX to purchase up to 5,344,576 Stapled Units for the period of May 21, 2020 to May 20, 2021. As of May 17, 2021, Granite had 61,705,484 Stapled Units issued and outstanding and a public float of 61,540,570 Stapled Units.

The NCIB will commence on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Daily purchases made by Granite GP through the TSX may not exceed 46,074 Stapled Units, being 25% of the average daily trading volume of 184,298 Stapled Units on the TSX for the six-month period ended April 30, 2021. These daily maximums are subject to certain exceptions prescribed by the TSX, including the “block purchase exemption”.

Granite GP intends to enter into an automatic securities purchase plan with a broker as of the date on which the NCIB commences in order to facilitate repurchases of the Stapled Units under the NCIB during Granite’s scheduled blackout periods. Under the automatic securities purchase plan, Granite GP’s broker may repurchase Stapled Units under the NCIB in accordance with any advance instructions that Granite GP may elect to deliver, including without limitation repurchases made at times when Granite GP would ordinarily not be permitted to repurchase Stapled Units due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by Granite GP’s broker based upon the parameters under the NCIB and the terms of the parties’ written agreement.

The Board of Trustees of Granite REIT and the Board of Directors of Granite GP believe that the potential purchases at prices below Granite’s view of intrinsic value are in the best interests of Granite and are a desirable use of Granite’s funds. All Stapled Units that are purchased under the NCIB will be cancelled.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 115 investment properties representing approximately 50.4 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future distributions, Stapled Unit repurchases, plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future Stapled Unit repurchases, events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future Stapled Unit repurchases, events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 3, 2021 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto, Chief Financial Officer
647-925-7560
or
Andrea Sanelli, Manager, Legal & Investor Services
647-925-7504